April 22, 2020

Todd Larson
Senior Executive Vice President & Chief Financial Officer
REINSURANCE GROUP OF AMERICA INC
16600 Swingley Ridge Road
Chesterfield, Missouri 63017

       Re: REINSURANCE GROUP OF AMERICA INC
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 27, 2020
           File No. 001-11848

Dear Mr. Larson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to consolidated financial statements
Note 2: Significant Accounting Policies
Future Policy Benefits, page 98

1. Although you disclose your policy for short-duration premium deficiency assessments in the third paragraph of this policy note, you do not appear to disclose your policies for:
         Short-duration premium recognition;
         Short-duration claims reserving; and/or
         The amortization of deferred policy acquisition costs for short-duration contracts.
       Please provide us proposed revised disclosure for these policy statements to be included in future periodic reports. Otherwise tell us where you disclose these policies or why their disclosure is not warranted.
Note 16: Policy Claims and Benefits
Rollforward of Claims and Claim Adjustment Expenses, page 146
 Todd Larson
REINSURANCE GROUP OF AMERICA INC
April 22, 2020
Page 2

2. You disclose unfavorable prior year development on incurred claims of $154 million in
         2019. Given that this amount is significant to your pre-tax income of $1,132 million in
         2019, please tell us how your disclosure provides useful information to financial statement users to facilitate their analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of the liability for unpaid claims consistent with the objective outlined in paragraph BC 2 of ASU 2015-09. In your response tell us:
           How your disclosure complies with the guidance in ASC 944-40-50-3. In this regard, your disclosure appears to merely identify prior year development but fails to explain the underlying reasons for this development.
           The components of your $154 million unfavorable development over and above the apparent $28 million in aggregate unfavorable development ($5 million favorable in your U.S. and Latin America short-duration contracts offset by
$33
              million unfavorable in your Asia Pacific short-duration contracts) depicted in your claims development tables on pages 144 and 145. At a minimum, provide the following components for the apparent $126 million in incremental unfavorable development:
                o The amount of prior year development for accident years prior to 2012 for each of the claims development tables referred to above;
                o The short-duration lines of business not included in the claims development tables and the prior year development for those lines in 2019 for each line; and
                o The amount of prior year development related to your long-duration claims;
           Why you do not include the short-duration lines of business identified in the preceding bullet in your tables;
           Whether the prior year development on your long-duration claims is offset by an opposite impact on your liability for future policy benefits; and Your consideration for disclosing the information in the preceding bullets.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 with any questions.



FirstName LastNameTodd Larson             Sincerely,
Comapany NameREINSURANCE GROUP OF AMERICA INC
                                          Division of Corporation Finance
April 22, 2020 Page 2                     Office of Finance
FirstName LastName